Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 6, 2016

Relating to Preliminary Prospectus Supplement dated October 6, 2016

Registration No. 333-209249

Final Pricing Term Sheet

October 6, 2016

Issuer:	Chimera Investment Corporation

Securities Offered:	8.00% Series A Cumulative Redeemable Preferred Stock

Shares Offered:	5,400,000 shares

Over-Allotment Option:	810,000 shares

Trade Date:	October 6, 2016

Settlement and Delivery Date:	October 14, 2016 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $135,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $4,252,500 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $130,747,500 total (assuming the over-allotment option is not exercised)

Dividend Rate:	8.00% per annum of the $25.00 liquidation preference ($2.00 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on December 30, March 30, June 30 and September 30 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on December 30, 2016 in the amount of $0.42222 per share and will be paid to the persons who are the holders of record of the Series A Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	October 30, 2021

Conversion Rights:

Share Cap: 3.3557

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 18,120,780 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 20,838,897 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $7.45 (which is 50% of the per share closing price of our common stock reported on the NYSE on October 5, 2016), subject to adjustment in certain circumstances, the holders of the Series A Preferred Stock will receive a maximum of 3.3557 shares of our common stock per share of Series A Preferred Stock.

Proposed New York Stock Exchange Listing Symbol:	CIM PRA

CUSIP:	16934Q 307

ISIN:	US16934Q3074

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets, LLC

The issuer has filed a registration statement (including a base prospectus dated February 1, 2016) and a preliminary prospectus supplement, dated October 6, 2016 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, UBS Securities LLC by calling toll-free (888) 827-7275, Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559, Citigroup Global Markets Inc. by calling toll-free (800) 831-9146 or RBC Capital Markets, LLC by calling (866) 375-6829 or by email to rbcnyfixedincomeprospectus@rbccm.com.